UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number 1-36597

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Vista Outdoor Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Vista Outdoor Inc.
262 North University Drive, Farmington, UT 84025

Vista Outdoor Inc.
401(k) Plan

Financial Statements as of December 31, 2015 and for the
Period February 9, 2015 (date of inception) to December 31, 2015
Supplemental Schedule as of December 31, 2015,
and Report of Independent Registered Public
Accounting Firm (EIN #47-1016855) (Plan No. 001)

VISTA OUTDOOR INC. 401(K) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Sponsor, Plan Administrator, and Participants
Vista Outdoor Inc. 401(k) Plan
We have audited the accompanying statement of net assets available for benefits of Vista Outdoor Inc. 401(k) Plan (the “Plan”) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the period from February 9, 2015 (date of inception) to December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Vista Outdoor Inc. 401(k) Plan as of December 31, 2015, and the changes in net assets available for benefits for the period from February 9, 2015 (date of inception) to December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying Schedule of Assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Vista Outdoor Inc. 401(k) Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton

Minneapolis, Minnesota
June 27, 2016

VISTA OUTDOOR INC. 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015

ASSETS:
Investments	$233,843,633
Receivables:
Notes receivable from participants	10,639,351
Employer contributions receivable	5,327,251
Total receivables	15,966,602
NET ASSETS AVAILABLE FOR BENEFITS	$249,810,235

See notes to financial statements.

VISTA OUTDOOR INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD FEBRUARY 9, 2015 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2015

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of period	$—
CONTRIBUTIONS:
Participant contributions	17,367,674
Employer contributions	13,869,845
Total contributions	31,237,519
INVESTMENT INCOME (LOSS):
Dividends	2,087,609
Net depreciation in fair value of investments	(6,773,928)
Total investment loss	(4,686,319)
Interest income on notes receivable from participants	369,216
Total additions, net of investment loss	26,920,416
DEDUCTIONS:
Distributions to participants	17,979,602
Trustee and administrative fees	200,759
Total deductions	18,180,361
NET INCREASE	8,740,055
Transfer in from ATK Plan (See note 1)	241,070,180
NET ASSETS AVAILABLE FOR BENEFITS — End of Period	$249,810,235

See notes to financial statements.

VISTA OUTDOOR INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE PERIOD ENDED DECEMBER 31, 2015

1.                      DESCRIPTION OF THE PLAN

The following description of the Vista Outdoor Inc. (“Vista Outdoor” or the “Company”) 401(k) Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

On February 9, 2015, Alliant Techsystems Inc. (ATK) completed its plan to separate its Sporting Group into a publicly traded entity, Vista Outdoor Inc., and merge ATK's remaining business with Orbital Sciences Inc., becoming Orbital ATK Inc. (“Orbital ATK”). In conjunction with the transaction, Vista Outdoor established a new defined contribution plan for the benefit of certain eligible employees of the Company (and its participating subsidiaries) and for certain former employees of the Company. During 2015, the Plan received $241,070,180 that was transferred from the Alliant Techsystems Inc. 401(k) Plan (the "ATK 401(k) Plan" or the "Predecessor Plan") for Sporting Group employees who transferred to Vista Outdoor and had participated in the ATK 401(k) Plan. Employees of Vista Outdoor whose benefits transferred to the Plan maintained their prior ATK service for Plan vesting and eligibility purposes.

General — The Plan is a defined contribution, voluntary, tax-deferred savings plan designed to provide a retirement savings vehicle and supplemental retirement benefits to Vista Outdoor employees.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Company has management and administrative responsibility for the Plan. Fidelity Management Trust Company ("Trustee") serves as the trustee for the Plan.

Participation — Each employee of the Company classified as regular full time or regular part time, except a person employed by an excluded business unit that does not provide for participation in the Plan, automatically became eligible to participate on the date of hire by the Company or transfer into the Plan. Temporary/project employees may become eligible to participate in the Plan after a required amount of service has been met. Non-union participants are automatically enrolled in the Plan at a pre-tax contribution rate of 6% and are also subject to a 1% annual contribution increase (up to 10%). Participants may opt out of the automatic enrollment and/or automatic increase.

Contributions — The following contributions were made to the Plan through December 31, 2015.

a.  The Company contributes to the Plan on behalf of the participants who elect to contribute a percentage of salary designated as pre-tax and/or Roth 401(k) contributions.  The maximum pre-tax and/or Roth 401(k) contribution amount is prescribed by Plan rules in accordance with limitations set forth by Internal Revenue Service (“IRS”) guidelines.  For 2015, this limitation was $18,000. The Plan also allows the participants to make limited after-tax contributions. Participants age 50 and older who met other Plan contribution limitations were eligible to make catch-up contributions of up to $6,000 in calendar year 2015. Total annual contributions of all types, including employee contributions combined with Company match and Company non-elective contributions, are also limited to the lesser of $53,000 or 100% of the participant’s pay for a plan year.

b. Participants who are eligible for a distribution from any other plan qualified under Section 401(a) of the Internal Revenue Code (the “Code”) or from an individual retirement plan under Sections 402 and 408 of the Code may roll over all or a part of such distribution to their accounts in the Plan, as provided under the Plan.

c. The Company contributions are as follows:

Non-union participants who elect to contribute to the Plan are eligible to receive a 100% match on the first 3% of pre-tax and/or Roth 401(k) contributions and a 50% match on the next 3% of pre-tax and/or Roth 401(k) contributions.

In accordance with the applicable collective bargaining agreement, unionized employees at the Company’s Savage Arms business unit are eligible to receive a 100% match on the first 3% of pre-tax and/or Roth 401(k) contributions and a 50% match on the next 2% of pre-tax and/or Roth 401(k) contributions.

The Company also provides a non-elective contribution to the Plan for non-union participants who are not earning benefits under the Vista Outdoor Inc. Pension and Retirement Plan. The non-elective contributions range from 2.5% to 4.0% of eligible pay based on age and years of service.

Participant Accounts — Each participant’s account is credited with their contribution, their portion of the Company’s match, their portion of the Company’s non-elective contribution, and is charged with their withdrawals. Earnings, losses, and administrative expenses of the individual participant’s investment fund options are reported in the individual participant’s account. Participants are charged an annual administrative expense of $49 (deducted from their account on a quarterly basis). The Company pays the administrative expense for participants with account balances less than $250. The Company may also pay certain Plan expenses at its discretion. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - All participants are 100% vested in their individual accounts attributable to their contributions. The Company match is subject to a one-year cliff vesting period and the non-elective contribution is subject to a three-year cliff vesting period. Forfeitures may, at the Company’s discretion, be applied to pay for the Company's matching and non-elective contributions and administrative expenses of the Plan permitted by ERISA and/or allocated to individual participant accounts.

Notes Receivable from Participants — Participants may borrow a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance excluding the Company’s matching contributions, non-elective contributions, and certain individual retirement accounts contributed on or before December 30, 1990 that were merged into the Plan. Note receivable transactions are treated as a transfer to (from) the investment fund and from (to) the loan fund. Note terms generally range from one to five years, except notes for the purchase of a primary residence, which generally range from one to ten years. The notes are secured by the balance in the participant’s account. Interest rates are calculated quarterly and are based on prime rate plus 1%. Principal and interest are paid ratably through biweekly payroll deductions.

Forfeitures — When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account represents a forfeiture, as defined in the Plan document. Forfeitures remain in the Plan and subsequently may be used to reduce Vista Outdoor's contributions to the Plan or for other purposes in accordance with the Plan document and ERISA. However, if the participant is re-employed with Vista Outdoor and fulfills certain requirements, as defined in the Plan document, the forfeited portion of a participant’s account will be restored.  For the year ended December 31, 2015, no forfeitures were used to reduce employer contributions.  At December 31, 2015, the balance in the forfeitures account totaled $362,343.

Distributions — Upon termination of employment, a participant may elect to receive a single lump sum distribution or monthly, quarterly, or annual installments payable over a period of up to 240 months. As required by regulation, the Plan requires rollover to an individual retirement account feature for any participant whose account balance is greater than $1,000 (but less than $5,000) who has not elected another form of payment. Participants with a balance of $1,000 or less will be paid in the form of a one-time lump sum.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. Company matching contributions and non-elective contributions are also invested pursuant to participant direction. The Plan's investment options available to participants are a life cycle investment fund series, six mutual funds or collective investment funds, two company stock funds, and a brokerage window. All investments are participant directed investments. In the event participants, who are automatically enrolled in the Plan, do not direct their contributions within the Plan, their contributions are automatically defaulted into the age-appropriate life cycle investment fund series.

Employee Stock Ownership Plan and Dividend Payments — The Plan includes an Employee Stock Ownership Plan (“ESOP”) feature with respect to the Vista Outdoor Stock Fund and Orbital ATK Stock Fund.

Any dividends received on Vista Outdoor or Orbital ATK Common Stock included within the Vista Outdoor Inc. 401(k)  Plan can either be reinvested in the Stock Fund or disbursed as a cash payment at the employees’ discretion.  Dividends are automatically 100% vested, whether reinvested in the Stock Fund or paid as cash.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are presented on the accrual basis of accounting and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

New Accounting Pronouncements —In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ("ASU") 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit- Responsive Investment Contract, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts, including common collective trust assets. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III allows plans to measure investments using values from the end of the calendar month closest to the plan’s fiscal year end. The Plan elected to early adopt ASU 2015-12 Parts I and II as of December 31, 2015. The Plan is not adopting the provisions of ASU 2015-12 Part III.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds and collective trust vehicles. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that these changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, which is generally determined by quoted market prices. When quoted market prices are not available, generally these investments have underlying securities that have fair values determined by quoted market prices. The Vista Outdoor and Orbital ATK common stock is valued at the closing price reported on the active market on which the individual securities are traded on the last business day of the Plan year. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Collective trust funds are stated at fair value as determined by the administrator/custodian of the collective trust funds based on the fair market value of the underlying investments. Specifically for stable value investments within a collective trust fund, the underlying investments in investment contracts are valued at the contract value of the underlying investments.

Security transactions (purchases and sales of investments) are recorded on the trade date. The realized gain or loss on sales of investments is determined based upon the average cost of investments sold. Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned. The Trustee charges trustee and administrative fees directly against the individual investment balances.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits — Benefit payments to participants are recorded when requested, which is effectively upon distribution. There were no benefits payable to participants at December 31, 2015.

3.                     FAIR VALUE MEASUREMENTS

The current authoritative guidance on fair value clarifies the definition of fair value, prescribes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about the use of fair value measurements.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The valuation techniques required by the current authoritative literature are based upon observable and unobservable inputs.  Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions.  These two types of inputs create the following fair value hierarchy:

Level 1 — Quoted prices for identical instruments in active markets.

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 — Significant inputs to the valuation model are unobservable.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used during the current period.

Common Stock and Mutual Funds — Valued at the closing price reported on the active market on which the individual securities are traded. Brokeragelink is a self-directed brokerage window available to Plan participants. The participants have the option to choose among over 4,000 mutual funds on the record-keeper’s platform. As all funds within Brokeragelink are mutual funds, they have been deemed to be Level 1 investments.

Cash equivalents — The estimated fair value of cash equivalents approximates their carrying value due to the short-term maturities of these investments.

Collective Trusts — The Plan is invested in four collective investment trusts, three of which have underlying securities that have fair values determined by quoted market prices. These trusts are valued daily by the administrator/custodian based primarily on security values obtained by third-party pricing services and using the accrual method in accordance with GAAP. The remaining collective trust is the Fidelity Managed Income Portfolio II (the “Fund”), a collective trust vehicle fund sponsored by Fidelity Management Trust Company. Investments in the Fund are valued by multiplying the investee company’s net asset value (“NAV”) per share times the number of units or shares owned at the valuation date as determined by the investee company.  NAV per share is determined by the investee company’s custodian or fund administrator by deducting from the value of the assets of the investee company all of its liabilities, and then the resulting number is divided by the outstanding number of shares or units.

It is the objective of the Fund to use its best efforts to maintain a stable NAV of $1 per unit and minimize credit risk.  To achieve this objective, the Fund enters into a “wrapper” contract.  The fair value of the Fund is determined by the fair value of the underlying investment securities held by the Fund, as discussed below.

Investments held by the Fund are valued on the basis of valuations furnished by a pricing service approved by the Fund’s investment manager, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the Fund’s investment manager.

The Fund has no unfunded commitments. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value as described below. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within the Plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan

Circumstances That Affect the Fund — The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

•	Any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund’s cash flow

•	Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The third-party issuer’s ability to meet its financial obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund may not be able to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis:

Fair Value Measurements
at December 31, 2015, Using

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common Stock	$17,585,966	$—	$—	$17,585,966
Cash equivalents	399,917	—	—	399,917
Mutual Funds	70,268,379	—	—	70,268,379
Collective Trusts	—	145,589,371	—	145,589,371
Total	$88,254,262	$145,589,371	$—	$233,843,633

For the period ended December 31, 2015, there were no transfers in or out of Levels 1, 2 or 3.

4.                   FEDERAL INCOME TAX STATUS

Regarding the Predecessor Plan, the IRS has determined and informed ATK by letter dated September 10, 2012, that the ATK 401(k) Plan at that time was designed in accordance with Section 401(a) of the Code and, therefore, its related trust was not subject to tax under current tax law. Although the ATK 401(k) Plan has been amended since receiving that determination letter and transferred assets to form the Vista Outdoor Inc. 401(k) Plan in 2015, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and that the Plan and the related Trust are tax-exempt. As a result, no provision for income taxes has been included in the Plan’s financial statements. The Company intends to request a determination letter for the Plan in 2017 in accordance with the IRS cycle deadline.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the federal and state tax authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.                      PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, the individual participants’ accounts become distributable to the participants or their beneficiaries in accordance with the provisions of the Plan.

6.                      RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and collective investment trusts managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2015, the Plan held 197,869 shares of Vista Outdoor Inc. and 98,263 shares of Orbital ATK Inc. common stock, with a market value of $8,807,149 and $8,778,816, respectively. During the period ended December 31, 2015, dividend income of $79,522 was recorded related to Orbital ATK common stock.

Related to the separation of Vista Outdoor from ATK on February 9, 2015, Vista Outdoor maintained a Transitional Services Agreement (TSA) with ATK that provided for operating services including: payroll processing, benefit management, employee management, IT support, legal and tax advice, and other corporate services. The amount paid to Orbital ATK during this period has not been charged as administration fees to the Plan and was recognized as expense by the Company.

The transactions, described above, are exempt party-in-interest transactions.

7.                    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

For the period ended December 31, 2015, the following is a reconciliation of dividends and net investment loss per the financial statements to the Form 5500:

Total dividends per the financial statements	$2,087,609
Less dividends on Collective Trust - MIP II, Class 3	(257,993)
Dividends per the Form 5500	$1,829,616

Net depreciation in fair value per the financial statements	$(6,773,928)
Net appreciation in fair value of investments	257,993
Total net investment loss per the Form 5500	$(6,515,935)

8.                      SUBSEQUENT EVENTS

The Company evaluated its December 31, 2015 financial statements for subsequent events through June 27, 2016, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements, except for the item noted below.

The Company intends to cease to offer both the Vista Outdoor Stock Fund and Orbital ATK Stock Fund as investment options in the Plan effective July 1, 2016. Any investments remaining in these stock funds at the time of liquidation on June 30, 2016 will be reallocated to the appropriate life cycle investment fund, which serves as the Plan's "qualified default investment alternative" under section 404(c) of ERISA and the regulations hereunder, based on the participant’s age.

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE
REQUIREMENTS OF FORM 5500
VISTA OUTDOOR INC. 401(k) PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)			(EIN #47-1016855)
As of December 31, 2015			(Plan No. 001)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Assets	Cost	Current Value
NOTES RECEIVABLE FROM PARTICIPANTS — Various participants*	Participant notes receivable, maturing from 6/15/2007 to 3/11/2043*, at interest rates of 4.25% to 9.25%	***	$10,639,351

INVESTMENTS:
Value of interest in collective trusts:
Fidelity Managed Income Portfolio II, Class 3 **	Regulated investment fund	***	19,559,858
JP Morgan Smart Return 2020	Regulated investment fund	***	18,182,196
JP Morgan Smart Return 2025	Regulated investment fund	***	16,293,306
JP Morgan Smart Return 2030	Regulated investment fund	***	16,194,942
JP Morgan Smart Return 2035	Regulated investment fund	***	15,565,209
JP Morgan Smart Return 2040	Regulated investment fund	***	14,248,398
JP Morgan Smart Return 2050	Regulated investment fund	***	12,572,877
JP Morgan Smart Return 2045	Regulated investment fund	***	12,050,019
BlackRock All Country World Index EX-US Index	Regulated investment fund	***	6,139,916
JP Morgan Smart Return 2055	Regulated investment fund	***	4,842,255
JP Morgan Smart Return 2015	Regulated investment fund	***	4,768,248
JP Morgan Smart Return Income K	Regulated investment fund	***	4,627,878
Wellington Balance RL Asset	Collective trust	***	544,269
Total interest in collective trusts			145,589,371

Value of interest in mutual funds:
Vanguard Institutional Index Plus	Mutual fund	***	34,980,362
Vanguard Extended Market Index IPS	Mutual fund	***	23,694,105
Pimco Total Return Instrument	Mutual fund	***	9,141,766
Brokeragelink	Mutual fund	***	2,452,146
Total interest in mutual funds			70,268,379

Value of interest in employer-related securities
Vista Outdoor Inc. Stock Fund **	Common Stock		8,807,149
Orbital ATK Inc. Stock Fund **	Common Stock		8,778,817
Total interest in employer-related securities			17,585,966

Value of interest-bearing cash equivalents	Cash equivalents	***	399,917

TOTAL INVESTMENTS			$233,843,633

* See Note 1 - Description of the Plan, regarding participant notes.
** Party-in-interest.
*** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VISTA OUTDOOR INC. 401(k) Plan

	By:		VISTA OUTDOOR INC.
As Plan Sponsor of the
Vista Outdoor Inc. 401(k) Plan

Date: June 27, 2016		By:	/s/ Stephen M. Nolan
			Name:	Stephen M. Nolan
			Title:	Senior Vice President and Chief Financial Officer